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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~44744~~ 44903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TFS Derivatives Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 34th Floor
(No. and Street)

NEW YORK,	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **(212) 509-7800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

MELANIE JEUNE
~~Notary Public, State of New York~~
No. 02JE6159324
Qualified in Queens County
Commission Expires Jan. 16, 2011
Certificate filed in NY County

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2010

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents ($2,789,863 of which is collateral on deposit)	$ 12,218,431
Commissions receivable	10,569,936
Total assets	$ 22,788,367
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 3,242,766
Due to affiliate	505,483
Total liabilities	3,748,249
Stockholder's equity	19,040,118
Total liabilities and stockholder's equity	$ 22,788,367

The accompanying notes are an integral part of this statement of financial condition.

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition ("CFT"), a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and as an introducing broker with the Commodity Futures Trading Commission, and is a member of the Financial Industry Regulatory Authority and National Futures Association. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

In July 2009, the Financial Accounting Standards Board (''FASB'') issued the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (the ''Codification''). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in this statement of financial condition use the Codification referencing system prescribed by the FASB.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2009, the Company had $2,784,083 of cash equivalents.

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due to Parent on the statement of financial condition primarily represents amounts that are due in connection with the management fee arrangement.

During the normal course of business, the Company may execute trades with affiliates. Included in commissions receivable on the statement of financial condition at December 31, 2009 is $20,748 of commissions receivable from affiliates.

The Company has two space and revenue sharing arrangements (collectively the "Arrangements" and individually the "Arrangement") with an affiliate. Under the first Arrangement, which was executed in December 2005, and subsequently amended on January 1, 2009, the affiliate utilizes the Company's office space for certain business line activities of the affiliate and the affiliate provides certain compliance and operational support services to the Company related to the Company's business activities. Under this first Arrangement, the Company receives 50% of the affiliate's net profits (as defined) of the referenced business line occupying the Company's space. Under the second Arrangement, which was executed in May 2007, the affiliate also utilizes the Company's office space for a new business line and in return the Company is entitled to 100% of the profits/losses of this business line. Due to affiliate on the statement of financial condition at December 31, 2009 primarily represents amounts payable of $260,608 resulting from the Arrangements.

A royalty agreement was executed in 2008 between the CFT and the Company. The royalty arrangement assesses a fee equal to 1.75% of gross commissions revenue for use of the Tradition name and Logo and any other benefits the Company may derive from being associated with CFT. Included in due to affiliate on the statement of financial condition at December 31, 2009 is $240,750 in connection with this agreement.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

The difference between the Company's effective tax rate and the federal statutory rate applicable to the Company is primarily due to state and local taxes and nondeductible expenses including meals and entertainment.

5. Net Capital Requirements

The Company is subject to the higher of the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") and the Commodity Futures Trading Commission's Rule 1.17 ("Rule 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions. The Company is subject to a minimum net capital requirement of $45,000 under Rule 1.17.

At December 31, 2009, the Company had net capital of $8,414,501, which was $8,164,618 in excess of its required net capital of $249,883 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 44.55% at December 31, 2009.

6. Concentration of Credit Risk

At December 31, 2009, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Commission's receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2009, $7,500,307 (or 71%) in commission's receivable is concentrated among eight major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Borrowings

In February 2007, the Company entered into a $3,000,000 Revolving Line of Credit (the "LOC") which bears interest on the aggregate principal outstanding at a per annum rate equal to the greater of the Wall Street Journal Prime Rate (as defined) or 5%. The LOC includes customary financial and operating covenants, the most significant of which require maintenance of specified levels of stockholder's equity. For the year ended December 31, 2009 there were no borrowings outstanding under the LOC. Effective February 5, 2008, the LOC automatically renews for one year periods.

In connection with obtaining this LOC, the Company maintains a $2,789,863 cash collateral deposit on account with the lender.

8. Fair Value of Financial Instruments

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted ASC 820 as of the beginning of 2008. There was no transition adjustment related to the adoption of ASC 820.ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. ASC 820 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The various inputs that may be used to determine the fair value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk etc.).

Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

8. Fair Value of Financial Instruments (continued)

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value at December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Funds	$ 2,784,083	$ –	$ –	$ 2,784,083
Total Investments at Fair Value	$ 2,784,083	$ –	$ –	$ 2,784,083

9. Subsequent Events

The company has evaluated subsequent events through February 26, 2010 and has noted no significant events since the balance sheet date.

Statement of Financial Condition

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young